Atlas Technology Group LLC

Annual Audit Report

December 31, 2020

PUBLIC REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas Technology Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Francisco St, Suite 203
(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Trousset 415-407-9279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd., Ste 500	San Ramon	California	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tony Trousset, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas Technology Group LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

See Attached CA Notarial Language for Public Notary:
Mark Bennett
Commission # 2220757

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN FRANCISCO }

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY, 2021
Date *Month* *Year*

by TONY TROUSSET

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

MARK ANTHONY BENNETT
COMM. #2220757
Notary Public - California
San Francisco County
My Comm. Expires Nov. 5, 2021
NRO1

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document:________

Document Date:________

Number of Pages:________

Signer(s) Other Than Named Above:________

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Atlas Technology Group LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlas Technology Group LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Atlas Technology Group LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Atlas Technology Group LLC's management. Our responsibility is to express an opinion on Atlas Management Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Atlas Technology Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino^LLP
San Ramon, California

We have served as Atlas Technology Group LLC's auditor since 2019.
February 26, 2021

Atlas Technology Group LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	5,344,718
Accounts receivable, net		735,025
Due from managing member		394,003
Contract costs		276,166
Right of use lease asset		358,734
Prepaid expenses and other assets		78,478
Furniture and equipment, net		1,866
Total assets	$	7,188,990

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	177,080
Accrued compensation		462,000
Note payable - Paycheck Protection Program		292,400
Right of use lease liability		358,734
Other liabilities		65,214
Total liabilities		1,355,428
Member's equity		5,833,562
Total liabilities and member's equity	$	7,188,990

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Atlas Technology Group LLC (the "Company") was organized as a California limited liability company in November 2009 and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and private placements on a fee basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2020 there were no cash equivalents.

Accounts receivable

Accounts receivable represents amounts that are due from clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The allowance for doubtful accounts was $250,000 at December 31, 2020.

Furniture and equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 7 years. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense as incurred.

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income taxes

The Company, a limited liability company, became an S Corporation for federal and state income tax purposes with an effective date of January 1, 2018. Pursuant to laws pertaining to income taxation of S corporations, no federal income tax is paid by the Company. The income or loss of the Company is reported on the individual tax return of the stockholder of the Company. Accordingly, no provision for income taxes is reflected in the financial statements besides the California state franchise tax.

The California state franchise tax amounted to $104,794 for the year ended December 31, 2020 and is reported as a component of other expenses on the statement of income. The Company is no longer subject to examinations by major jurisdictions for tax years prior to 2016.

3. LEASE OBLIGATIONS

The Company rents office space in San Francisco, California under an operating lease that expires on October 31, 2022. Amounts reported in the statement of financial condition as of December 31, 2020 related to the operating lease include a right-of-use lease asset of $358,734 and a lease liability of $358,734.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2021	$204,334
2022	170,278
	$376,612

5. PAYCHECK PROTECTION PROGRAM

In April 2020, the Company received loan proceeds of $292,400 from a promissory note issued by First Republic Bank, under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and is administered by the U.S. Small Business Administration ("SBA"). The term of the loan is two years and the annual interest rate is 1.00%. Payments of principal and interest are deferred for the first six months of the loan. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness will be determined based on the use of the loan proceeds for payroll costs, rent and utility expenses and the maintenance of workforce and compensation levels with certain limitations. The Company received notice that the loan had been forgiven in full subsequent to year end; see Note 12. The Company has accounted for the proceeds from the PPP as a note payable and will record forgiveness upon being legally released from the loan obligation. The outstanding note payable balance as of December 31, 2020 amounted to $292,400.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $5,101,898 which exceeded the minimum requirement by $5,054,945. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.14 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

8. RISK CONCENTRATIONS

At December 31, 2020, 78% of accounts receivable was due from two clients. At December 31, 2020, the Company held deposits at a financial institution, which were in excess of the applicable federal insurance limits by $5,107,427.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s financial position or results of operations.

10. RELATED PARTY TRANSACTIONS

At times, the managing member pays for items that are of a personal nature using Company funds. When that happens, the charges become a due from the managing member. At December 31, 2020, the amount due to the Company by the managing member totaled $394,003.

11. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2020, the Company made no profit-sharing or matching contributions to the plan.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2021, the date which the financial statements were available to be issued. No subsequent events have occurred, other than as described below, that would have a material impact on the presentation of the Company's financial statements.

On January 11, 2021, the Company received notification from First Republic Bank that the SBA had completed its review of the Company’s PPP forgiveness application for the outstanding loan in the amount of $292,400, and determined that all principal and interest under the loan has been remitted, and therefore, forgiven in full (see Note 5).

On February 6, 2021, the Company received loan proceeds of $347,069 from a promissory note issued by First Republic Bank, under the PPP established by the CARES Act. This represents the Company’s second loan under the PPP. The term of the loan is five years and the annual interest rate is 1.00%. Payments of principal and interest are deferred up to the first ten months of the loan. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loans granted under PPP. Such forgiveness will be determined based on the use of the loan proceeds.